NEWS RELEASE	ELD No. 10-13
TSX: ELD NYSE: EGO ASX: EAU	June 29, 2010

Q2, 2010 Financial and Operating Results

Record Production, $0.11 earnings per share

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” or the “Company”) is pleased to report on the Company's financial and operational results for the second quarter ended June 30, 2010.   Eldorado reported net income of $60.5 million or $0.11 per share for the period and the Company generated $92.3 million in cash from operating activities before changes in non-cash working capital.

Q2 2010 Highlights

  Produced 167,940 ounces of gold at an average cash operating cost of $ 357  per ounce (total cash cost $410  per ounce)

  Sold 172,826  ounces of gold  at a realized average price of $1,195 per ounce

  Reported record earnings of $0.11 per share

  Generated $92.3 million of cash or $0.17 per share from operating activities before changes in non-cash working capital

  Paid an initial dividend, June 18, 2010 (C$0.05/share)

  Announced the acquisition of Brazauro Resources

“The Company continues to have a very successful year, with our mines delivering in accordance with  our stated plan and contributing to six consecutive quarters of increased production.  Production of 167,940 ounces of gold at a cash operating cost of $357 per ounce resulted in the increase in net income and revenue of 130% and 158% respectively over the comparable period in 2009.” commented Paul N. Wright President and CEO.   “Continued strong performance combined with our outlook for the balance of the year has resulted in a favourable adjustment in operating guidance for the year. We now plan to produce 625,000 ounces of gold at  cash operating costs of $375 per ounce.”

Financial Results

Eldorado’s consolidated net income for the second quarter of 2010 was $60.5 million or $0.11 per share, compared with $25.9 million or $0.07 per share in the second quarter of 2009.  Increase in profit for the period resulted from significantly higher sales volumes and increased realized prices.

In the second quarter of the year we sold 172,826 ounces of gold at an average price of $1,195 per ounce resulting in a 99% increase in sales over the second quarter of 2009 when we sold 86,453 ounces of gold at an average price of $927 per ounce.

Operating Performance

Kisladag

During the quarter we placed 2,686,284 tonnes of ore on the leach pad at a grade of 1.12 grams per tonne of gold.  We produced 70,451 ounces of gold at a cash operating cost of $304 per ounce, compared to 62,985 ounces of gold at a cash operating cost of $268 per ounce in the second quarter of 2009.  Kisladag continued to benefit from improvements made to the processing circuit late in 2009.  Management is undertaking a review of heap leach recoveries at Kisladag as a result of the strong gold production in recent quarters.

Tanjianshan

We milled 271,749 tonnes of ore at a grade of 4.38 grams per tonne of gold in Q2 2010, and produced 28,884 ounces of gold at a cash operating cost of $387 compared to 21,587 ounces at a cash operating cost of $412 per ounce in Q2 2009.  Both the mine and plant are operating according to plan.

Jinfeng

We milled 392,211 tonnes of ore at a grade of 4.51 g/t and produced 52,659 ounces of gold at a cash operating cost of $381 per ounce.   Mill feed at Jinfeng is being provided by both the open pit and underground mines, which are performing as expected.

White Mountain

At White Mountain we milled 167,981 tonnes of ore at a grade of 3.78 grams per tonne gold and produced 15,946 ounces of gold at a cash operating cost of $442 per ounce.

Development

Efemcukuru

Construction is proceeding in accordance with plan.  Major focus areas for the quarter included final setting of process equipment with piping and mechanical installations are underway within the process plant. Concrete placement was completed at the filter and backfill plant, steel erection is underway. Truck shop and mine dry concrete and steel erection was completed; foundation work was also started on the administration building; and the water treatment plant was completed and is ready for operation. The mining contractor was mobilized at the end of June and work on the preparation of the portal was begun.

Vila Nova Iron Ore

Mining activities were initiated during the quarter, mostly directed towards waste stripping and stock piling of iron ore from the top benches.  We are projecting iron ore sales to begin early in the fourth quarter.

Perama Hill Project

The Greek Ministry of Environment continued its review of the Pre Environmental Impact Assessment (“PEIA”) which was submitted in October 2009.  During the quarter work progressed on the full Environmental Impact Assessment which will be submitted upon approval of the PEIA.

Eastern Dragon

Permitting activities remained the focus during Q2 2010, along with regional exploration activities as the weather improved.

Exploration

Turkey

Work on our reconnaissance projects at MH, Sizma, Dolek, and AS focused on completing geological mapping, geophysical surveys, and geochemical sampling programs directed towards defining targets for drilling during Q3 and Q4.  At Efemcukuru, we completed the preliminary drilling program on the

Kokarpinar vein, which lies parallel to and approximately 400 m east of the Kestane Beleni vein hosting the Efemcukuru deposit.  Four of the six holes drilled contained potentially economic widths and gold grades, and additional stepout and infill drilling will be completed in Q3.  At the Kisladag mine, we conducted over 16,300 metres of diamond drilling in Q2, nearly completing our planned 42 drill hole program.  The new drilling has further defined the zone of higher grade gold mineralization discovered in 2009 along the south-eastern margin of the deposit, and has identified continuous high-grade zones within intrusion 2a, in areas previous modeled to contain low gold grades and waste sub-zones.

Brazil

No exploration activity was completed at Tocantinzinho during Q2.  At the Triguiero option property in NE Brazil, we completed a comprehensive stream sediment sampling reconnaissance sampling program.

China

At Tanjianshan, we completed 16 infill and step out drillholes on the 323 zone, and have produced a geological model for the zone.  In the Jinfeng district, resource drilling was initiated at the mine proper, along with reconnaissance drilling at the nearby Lintan and Bannian prospects.  Drilling at these prospects is targeting down-dip projections of high-grade mineralized fault zones exposed in surface trenches and excavations.  At the White Mountain mine, drilling recently commenced targeting down-dip and along-strike extensions to the deposit.  The first drill hole intersected alteration and mineralization styles identical to those characterizing the deposit, at a position several hundred metres down dip from previous drilling.  Also in the White Mountain district, we completed a three-hole test program at the optioned Caijiagou property.  Work at Eastern Dragon focused on completing ground magnetic surveys and prospecting, along with permitting activities.

Corporate Activities

Completion of the Acquisition of  Brazauro Resources

On July 20, 2010 we completed the acquisition of all the shares of Brazauro Resources Corporation that we did not previously hold.  With this acquisition, we have acquired 100% of the Tocantinzinho Gold Project and options agreements to earn 100% of the Aqua Branca and Piranhas properties.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Thursday, July 29, 2010 to discuss the 2010 Second Quarter Financial Results at 8:30 a.m. EDT (5:30 a.m. PDT).  You may participate in the conference call by dialling 416-695-6622 in Toronto or 1-800-355-4959 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website www.eldoradogold.com.   A replay of the call will be available until August 5, 2010 by dialing 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 4748143.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE:EGO).  Eldorado CDI’s trade on the Australian Securities Exchange (ASX:EAU).

Contact:

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

           1188, 550 Burrard Street

 Fax :604.687.4026

          Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                       Website www .eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2010	Second Quarter 2010	Second Quarter 2009	First Six Months 2010	First Six Months 2009
Gold Production
Ounces Sold	163,446	172,826	86,453	336,272	143,912
Ounces Produced	164,928	167,940	84,572	332,868	145,998
Cash Operating Cost ($/oz)1, [3,4]	370	357	303	364	297
Total Cash Cost ($/oz)[2,3,4]	397	410	325	404	318
Realized Price ($/oz - sold)	1,110	1,195	927	1,154	920
Kişladağ Mine, Turkey
Ounces Sold	83,974	69,197	65,484	153,171	110,696
Ounces Produced	82,240	70,451	62,985	152,691	109,177
Tonnes to Pad	2,898,199	2,686,284	2,428,611	5,584,483	4,513,325
Grade (grams / tonne)	1.12	1.12	1.18	1.12	1.26
Cash Operating Cost ($/oz)[3,4]	304	304	268	304	271
Total Cash Cost ($/oz)[2,3,4]	307	345	270	324	273
Tanjianshan Mine, China
Ounces Sold	18,947	38,261	20,969	57,208	33,216
Ounces Produced	25,423	28,884	21,587	54,307	36,821
Tonnes Milled	249,738	271,749	231,874	521,487	459,940
Grade (grams / tonne)	4.01	4.38	5.63	4.20	4.81
Cash Operating Cost ($/oz)[3,4]	420	387	412	398	383
Total Cash Cost ($/oz)[2,3,4]	517	483	495	494	467
Jinfeng Mine, China
Ounces Sold	49,674	48,623	-	98,297	-
Ounces Produced	45,615	52,659	-	98,274	-
Tonnes Milled	389,851	392,211	-	782,062	-
Grade (grams / tonne)	4.23	4.51	-	4.37	-
Cash Operating Cost ($/oz)[3,4]	422	381	-	402	-
Total Cash Cost ($/oz)[2,3,4]	462	423	-	443	-
White Mountain Mine, China
Ounces Sold	10,851	16,745	-	27,596	-
Ounces Produced	11,650	15,946	-	27,596	-
Tonnes Milled	130,643	167,981	-	298,624	-
Grade (grams / tonne)	4.09	3.78	-	3.91	-
Cash Operating Cost ($/oz)[3,4]	550	442	-	484	-
Total Cash Cost ($/oz)[2,3,4]	589	474	-	519	-

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Cash operating costs and total cash costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

4

Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2010	2009
Assets	$	$

Current assets
Cash and cash equivalents	306,983	265,369
Restricted cash (note 4)	52,221	50,000
Marketable securities	26,058	13,951
Accounts receivable and other	29,598	26,434
Inventories	122,835	129,197
Future income taxes	1,495	-
	539,190	484,951
Inventories	39,028	31,534
Investment in significantly influenced company	5,375	-
Restricted assets and other	17,325	13,872
Mining interests	2,606,437	2,580,816
Goodwill	324,935	324,935
	3,532,290	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	130,476	157,250
Debt - current (note 6)	69,045	56,499
Future income taxes	3,658	4,264
	203,179	218,013
Debt - long-term (note 6)	110,556	134,533
Asset retirement obligations	27,682	26,566
Future income taxes	383,546	390,242
	724,963	769,354

Non-controlling interest	31,682	26,144

Shareholders* equity

Share capital (note 7(b))	2,708,322	2,671,634
Contributed surplus	19,052	17,865
Accumulated other comprehensive income (loss) (note 7(c))	12,391	2,227
Retained earnings (deficit)	35,880	(51,116)
	2,775,645	2,640,610
	3,532,290	3,436,108

Subsequent events (note 6(d) and note 11)

Approved on behalf of the Board of Directors

                     (Signed)   Robert R. Gilmore        Director                                                                            (Signed)   Paul N. Wright        Director

.

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations

For the periods ended June 30,

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended
	2010	2009	2010	2009
	$	$	$	$
Revenue
Gold sales	206,443	80,147	387,922	132,353
Interest and other income	1,338	391	2,009	587
	207,781	80,538	389,931	132,940

Expenses
Operating costs	72,303	28,502	139,176	46,944
Depletion, depreciation and amortization	29,504	6,538	52,746	10,998
General and administrative	13,828	7,897	29,357	16,659
Exploration	2,950	3,374	6,552	5,436
Mine standby costs	607	936	1,313	936
Asset retirement obligation costs	511	78	1,024	131
Foreign exchange (gain) loss	(1,353)	1,962	(5,033)	(1,127)
	118,350	49,287	225,135	79,977

Loss (gain) on disposal of assets	21	(1,463)	(1,485)	(1,463)
Loss (gain) on marketable securities	254	(1,083)	(858)	(119)
Interest and financing costs	1,656	77	4,269	158
	120,281	46,818	227,061	78,553
Income before income taxes and non-controlling interest	87,500	33,720	162,870	54,387

Income tax (expense) recovery
Current	(26,808)	(7,636)	(47,939)	(13,653)
Future	3,835	469	5,247	(758)
	(22,973)	(7,167)	(42,692)	(14,411)

Non-controlling interest	(4,019)	(653)	(6,825)	(1,015)

Net income for the period	60,508	25,900	113,353	38,961

Weighted average number of shares outstanding
Basic	539,398	371,118	538,707	370,494
Diluted	541,193	371,964	540,439	371,868

Earnings per share
Basic income per share - US$	0.11	0.07	0.21	0.11
Diluted income per share - US$	0.11	0.07	0.21	0.10

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Six Months ended
	2010	2009	2010	2009
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	60,508	25,900	113,353	38,961
Items not affecting cash
Asset retirement obligations costs	511	78	1,024	131
Depletion, depreciation and amortization	29,504	6,538	52,746	10,998
Unrealized foreign exchange (gain) loss	(2,921)	2,257	(5,041)	(426)
Future income taxes (recovery) expense	(3,835)	(469)	(5,247)	758
Loss (gain) on disposal of assets	21	(1,463)	(1,485)	(1,463)
Loss (gain) on marketable securities	254	(1,083)	(858)	(119)
Stock-based compensation (note 8(b))	3,645	2,721	10,592	5,801
Pension expense (note 5)	622	605	1,245	803
Non-controlling interest	4,019	653	6,825	1,015
	92,328	35,737	173,154	56,459
Bonus cash award units payments (note 8(c))	-	(484)	-	(2,543)
Changes in non-cash working capital (note 9)	(13,881)	1,448	(32,267)	8,658
	78,447	36,701	140,887	62,574

Investing activities
Mining interests
Capital expenditures	(50,332)	(19,823)	(97,632)	(38,852)
Sales and disposals	18,083	35	20,348	35
Marketable securities disposals	-	5,931	692	36,388
Purchases		-		-
Investment purchases	(5,375)	-	(5,375)	-
Pension plan contributions	-	(97)	-	(1,856)
Restricted cash	(100)	-	(2,221)	(5,500)
Restricted assets and other	29	2,520	(2,483)	2,495
	(37,695)	(11,434)	(86,671)	(7,290)

Financing activities
Capital stock
Issuance of common shares for cash (note 7(b))	21,689	2,493	27,283	13,603
Dividend paid to non-controlling interest	-	-	(1,286)	-
Dividend paid to shareholders	(26,357)	-	(26,357)	-
Long-term and current debt
Proceeds	2,484	6	2,484	4,982
Repayments	(14,726)	-	(14,726)	-
	(16,910)	2,499	(12,602)	18,585
Net increase in cash and cash equivalents	23,842	27,766	41,614	73,869
Cash and cash equivalents - beginning of period	283,141	107,954	265,369	61,851
Cash and cash equivalents - end of period	306,983	135,720	306,983	135,720

Supplementary cash flow information (note 9)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Shareholders’ Equity

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended			Six Months ended
	2010		2009	2010		2009
	$		$	$		$

Share capital
Balance beginning of period	2,679,209		947,736	2,671,634		931,933
Shares issued upon exercise of share options,
for cash	21,689		2,493	27,283		13,603
Estimated fair value of share options exercised	7,424		1,026	9,405		5,719
Balance at the end of the period	2,708,322		951,255	2,708,322		951,255

Contributed surplus
Balance beginning of period	22,831		17,206	17,865		19,378
Non-cash stock-based compensation	3,645		2,721	10,592		5,242
Options exercised, credited to share capital	(7,424)		(1,026)	(9,405)		(5,719)
Balance at the end of the period	19,052	-	18,901	19,052	-	18,901

Retained earnings (deficit)
Balance beginning of period	1,729		(140,459)	(51,116)		(153,520)
Dividends paid	(26,357)		-	(26,357)		-
Net income for the period	60,508		25,900	113,353		38,961
Balance at the end of the period	35,880		(114,559)	35,880		(114,559)

Accumulated other comprehensive income (loss)
Balance beginning of period	3,686		(3,658)	2,227		(5,971)
Other comprehensive income (loss)	8,705		4,177	10,164		6,490
Balance at the end of the period	12,391		519	12,391		519

Total shareholders' equity	2,775,645		856,116	2,775,645		856,116

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	2010	2009	2010	2009
	$	$	$	$

Net earnings for the period ended June 30,	60,508	25,900	113,353	38,961

Other comprehensive income (loss)
Unrealized gains on available-for-sale investments	10,089	3,246	11,654	5,559
Future income taxes on unrealized gains on available-for-sale investments	(1,384)	(269)	(1,490)	(269)
Realized losses on available-for-sale investments	-	1,200	-	1,200
Other comprehensive income	8,705	4,177	10,164	6,490

Comprehensive income for the period ended June 30,	69,213	30,077	123,517	45,451

See accompanying notes to the consolidated financial statements.